Town Hall Capital, LLC

570 Lexington Avenue, 16th Floor

New York, NY 10022

July 27, 2012

VIA EDGAR

Mr. John M. Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund
(the “Company”)
File Nos. 333-169083 and 811-22461

REQUEST FOR ACCELERATION

Dear Mr. Ganley:

As the principal underwriter of the Company and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effective date of the amendment to the Company’s Registration Statement filed on Form N-2 on Friday, July 27, 2012 be accelerated so that the Registration Statement may become effective today, July 27, 2012.

Very truly yours,

/s/ Ken Merlo

Ken Merlo

Chief Compliance Officer